                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Wilshire Enterprises, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                         (Title of Class of Securities)

                                    971889100
                                 (CUSIP Number)

                                  John B. Frank
                           Principal & General Counsel
                         Oaktree Capital Management, LLC
                       333 South Grand Avenue, 28th Floor
                          Los Angeles, California 90071
                                  (213)830-6300
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 24, 2003
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No: 971889100                                                 Page 2 of 8







1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OAKTREE CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                                (a)   |   |
                                                                     (b)   | X |
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS2 (d) or 2 (e) | |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
NUMBER OF                         357,400 COMMON STOCK
SHARES
BENEFICIALLY                ----------------------------------------------------
OWNED BY EACH               8.    SHARED VOTING POWER
REPORTING                         NONE
PERSON WITH                 ----------------------------------------------------
                            9.    SOLE DISPOSITIVE POWER
                                  357,400 COMMON STOCK
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  NONE
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           357,400  COMMON STOCK
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.6% COMMON STOCK
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
           OO, IA
--------------------------------------------------------------------------------

CUSIP No: 971889100                                                 Page 3 of 8




1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OCM REAL ESTATE OPPORTUNITIES FUND III GP, LLC
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                              (a)   |   |
                                                                   (b)   | X |
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        NOT APPLICABLE
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2 (d) or 2 (e)         |  |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                             7.    SOLE VOTING POWER
NUMBER OF                          357,400 COMMON STOCK
SHARES
BENEFICIALLY                 ---------------------------------------------------
OWNED BY EACH                8.    SHARED VOTING POWER
REPORTING                          NONE
PERSON WITH                  ---------------------------------------------------
                             9.    SOLE DISPOSITIVE POWER
                                   357,400 COMMON STOCK
                             ---------------------------------------------------
                             10.   SHARED DISPOSITIVE POWER
                                   NONE
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           357,400 COMMON STOCK
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.6 % COMMON STOCK
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
           OO
--------------------------------------------------------------------------------



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CUSIP No: 971889100                                                 Page 4 of 8



1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
        OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP (See Instructions)                                (a)   |   |
                                                                     (b)   | X |
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2 (d) or 2 (e)         |  |
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                            7.    SOLE VOTING POWER
NUMBER OF                         357,400  COMMON STOCK
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.    SHARED VOTING POWER
OWNED BY EACH                     NONE
REPORTING                   ----------------------------------------------------
PERSON WITH                 9.    SOLE DISPOSITIVE POWER
                                  357,400  COMMON STOCK
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  NONE
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           357,400 COMMON STOCK
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)  |X|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.6% COMMON STOCK
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON (See Instructions)
           PN
--------------------------------------------------------------------------------



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                                                                    Page 5 of 8


                  Amendment No. 1 to Statement on Schedule 13D
                  --------------------------------------------

          This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on April 21, 2003 (the "Schedule 13D") by Oaktree Capital Management, LLC ("Oaktree"), OCM Real Estate Opportunities Fund III GP, LLC ("OCM GP") and OCM Real Estate Opportunities Fund III, L.P. (the "OCM Fund" and together with Oaktree and OCM GP, the "Reporting Persons") relating to Common Stock, $1.00 par value per share (the "Shares"), of Wilshire Enterprises, Inc., previously known as Wilshire Oil Company of Texas (the "Company"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 1, the information set forth in the Schedule 13D remains unchanged.

          1. Item 3 of the Schedule 13D is hereby amended to add the following information:

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The OCM Fund has acquired on the American Stock Exchange 53,200 additional Shares for the aggregate purchase price of approximately $230,530. The purchases of the additional Shares were funded through the working capital of the OCM Fund.

          2. Item 4 of the Schedule 13D is hereby amended to add the following information:

          ITEM 4.   PURPOSE OF TRANSACTION.

          On October 24, 2003, Oaktree, as agent and on behalf of the Reporting Persons, entered into a Confidentiality Agreement with the Company (the "Confidentiality Agreement"), pursuant to which the Company granted Oaktree the right to examine information concerning the Company, including information regarding the Company's oil, gas and real estate properties and its corporate operations, for the sole purpose of enabling Oaktree to make an evaluation of such properties in order to determine whether Oaktree desires to make an offer to purchase for cash the outstanding Shares. The Confidentiality Agreement is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

          Oaktree has agreed to keep information obtained from the Company in strict confidence. In addition, Oaktree has agreed that for a period of 18 months from October 24, 2003 (the "Confidentiality Period") it will not directly or indirectly, without the prior written approval of the board of directors of the Company, in any manner (i) acquire, agree to acquire or make any offer to acquire, propose, seek or offer to acquire or facilitate the acquisition or ownership of securities or assets of the Company, provided that confidential proposals made to the Company's advisors to purchase for cash the outstanding Shares shall not be prohibited, (ii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its subsidiaries, (iii) otherwise act, alone or in concert with others, to seek to control or influence the management or the policies of the Company or any of its subsidiaries, (iv) disclose any intention, plan or arrangement prohibited by, or inconsistent with, clauses (i)-(iii) above, or (v) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing, with the exception of McTavish. In addition, Oaktree has agreed that



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                                                                    Page 6 of 8

          during the Confidentiality Period it will not (a) request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any restrictions summarized in this paragraph and (b) take any action that requires the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction described in this paragraph to avoid potential liability.

          3. Paragraphs (a) through (f) of Item 5 of the Schedule 13D are hereby restated in their entirety as set forth below:

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (i) The OCM Fund beneficially owns 357,400 Shares (approximately 4.6% of the total number of Shares outstanding computed on the basis of 7,809,833 Shares outstanding as of August 12, 2003 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

                    (ii) OCM GP, in its capacity as the general partner of the OCM Fund, may be deemed to be the beneficial owner of 357,400 Shares beneficially owned by the OCM Fund (approximately 4.6% of the total number of Shares outstanding).

                    (iii) Oaktree, in its capacity as the managing member of the OCM GP and the investment manager of the OCM Fund, may be deemed to be the beneficial owner of 357,400 Shares beneficially owned by the OCM Found (approximately 4.6% of the total number of Shares outstanding).

                    (iv) The McTavish Filers, who together with the Reporting Persons may be deemed to comprise a "group' within the meaning of Section 13(d)(3) of the Act, own 132,500 Shares (approximately 1.7% of the total number of Shares outstanding). The Reporting Persons expressly disclaim the existence of the group comprising of the McTavish Filers and the Reporting Persons. See Item 4.

          (b) OCM GP has discretionary authority and control over all of the assets of the OCM Fund, including the power to vote and dispose of the Shares, pursuant to its status as general partner of the OCM Fund. Therefore, OCM GP may be deemed to have sole power to direct the voting and disposition of all Shares beneficially owned by the OCM Fund. OCM GP disclaims beneficial ownership of the Shares beneficially owned by the OCM Fund and the filing of this Schedule

          13D shall not be construed as an admission that OCM GP is the beneficial owner of such Shares.

                    Oaktree has discretionary authority and control over all of the assets of the OCM Fund, including the power to vote and dispose of the Shares, pursuant to its status as the managing member of the OCM GP and investment manager of the OCM Fund. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of all Shares beneficially owned by the OCM Fund. Oaktree disclaims beneficial ownership of the Shares beneficially owned by the OCM Fund and the filing of this Schedule 13D shall not be construed as an admission that Oaktree is the beneficial owner of such Shares.

          (c) During the past sixty days, the OCM Fund has purchased a total of 6,000 Shares at the American Stock Exchange. The table below sets forth a schedule of such purchases. Brokerage commissions are excluded from the prices per share shown below.

       Date of Purchase      Amount of Securities       Price Per Share

          9/30/2003                 4,900                    5.30
          10/2/2003                 1,100                    5.35


          (d)       Not applicable.

          (e)       Not applicable.

          4. Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          An additional response to Item 4 appearing above and the Confidentiality Agreement filed herewith are incorporated herein by reference in response to this Item 6.

          5. Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A. Confidentiality Agreement, dated October 24, 2003, between Oaktree Capital Management, LLC, as agent and on behalf of certain funds and accounts, and Wilshire Enterprises, Inc.
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                                                                    Page 8 of 8


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date:  October 28, 2003

                                      OAKTREE CAPITAL MANAGEMENT, LLC

                                      By:  /s/ Russel S. Bernard
                                      Name:    Russel S. Bernard
                                      Title:   Principal

                                      By:  /s/ Marc Porosoff
                                      Name:    Marc Porosoff
                                      Title:   Senior Vice President, Legal

                                      OCM REAL ESTATE OPPORTUNITIES
                                      FUND III GP, LLC

                                      By: Oaktree Capital Management, LLC, its
                                      Managing Member

                                      By:  /s/ Russel S. Bernard
                                      Name:    Russel S. Bernard
                                      Title:   Principal

                                      By:  /s/ Marc Porosoff
                                      Name:    Marc Porosoff
                                      Title:   Senior Vice President, Legal

                                      OCM REAL ESTATE OPPORTUNITIES
                                      FUND III, L.P.

                                      By:  OCM Real Estate Opportunities
                                      Fund III GP, LLC, its general partner

                                      By:  Oaktree Capital Management, LLC,
                                      its Managing Member

                                      By:  /s/ Russel S. Bernard
                                      Name:    Russel S. Bernard
                                      Title:   Principal

                                      By:  /s/ Marc Porosoff
                                      Name:    Marc Porosoff
                                      Title:   Senior Vice President, Legal